                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                            (NAME OF SUBJECT COMPANY)

           BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP

                             AT $25.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION
                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE


-------------------------------------------------------------------------- ----------------------------------
                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                                $187,500                                                $37.50
-------------------------------------------------------------------------- ----------------------------------
*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION
         ASSUMES THE PURCHASE OF 7,500 UNITS AT A PURCHASE PRICE OF $25 PER UNIT
         IN THE PARTNERSHIP.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
         0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS
         PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
         NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
----------------------------------- -------------------------------------- ------------- --------------------

         AMOUNT PREVIOUSLY PAID:    $37.50                                 FILING        EQUITY RESOURCE
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        LEXINGTON FUND
                                                                                         LIMITED
                                                                                         PARTNERSHIP
                                                                                         NOT APPLICABLE

                                                                           DATE FILED:   MARCH 7, 2001
----------------------------------- -------------------------------------- ------------- --------------------


                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 7, 2001 and amended by Amendment No. 1 filed on April 6, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dabjartsson, an individual (together, the "Purchaser") to purchase 7,500 units (the "Units") of limited partnership interests in Boston Financial Apartment Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), at $25.00 for each Unit, net to the seller in cash, without interest, less any transfer fee charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 5, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended by Amendment No. 1 to the Schedule TO and as amended as set forth below (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached to the Schedule TO. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


         COVER PAGE AND ITEMS 1, 4, 5 AND 7


         The Cover Page and Items 1,4, 5, and 7 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:


         COVER PAGE


         The fifth paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:


                  "No person has been authorized to make any recommendation or any representation on behalf of the Purchaser or to provide any information other than as contained in this Offer to Purchase or in the Agreement of Sale. No recommendation, information, or representation may be relied upon as having been authorized."


         ITEM 1--SUMMARY TERM SHEET


         The third question of the Summary Term Sheet is amended in its entirety to read as follows:


                  "HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY FEES OR COMMISSIONS?


                  Lexington Fund is offering to pay $25.00 per Unit, net to you less the amount of any distributions declared or paid from any source by the Partnership with respect to your Units after March 5, 2001 and less any transfer fee charged by the general partner of the Partnership. If you tender your Units in the offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after March 5, 2001, the amount paid to you in the offer will not be reduced by the amount of any such distribution which you were not entitled to receive. The transfer fee charged by the general partner is $10 per unit with a minimum fee of $75 per transaction (not per unit). If you tender your Units in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. See "INTRODUCTION.""


         The seventh question of the Summary Term Sheet is amended in its entirety to read as follows:


                  "CAN THE OFFER BE EXTENDED OR AMENDED AND UNDER WHAT CIRCUMSTANCES?


                  Yes, we may elect to extend the offer:

                  o to extend the period of time during which the offer is open;

                  o upon the failure of a Limited Partner to satisfy any of the conditions specified in Section 15, to delay the acceptance for payment of, or payment for, any Units; and

                  o to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price).

                  If you do not tender your units during the initial offering period, you will not have the opportunity to accept the offer. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment.""


         The eighth question of the Summary Term Sheet is amended in its entirety to read as follows:


                  "HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?


                  If we decide to extend the offer, we will send each Limited Partner notification of the extension, not later than 9:00 a.m., Eastern Time, on the business day after the day on which the offer was scheduled to expire. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment.""


         ITEM 4--TERMS OF THE TRANSACTION


         INTRODUCTION


         The first paragraph of the Introduction is amended in its entirety to read as follows:


                  "Equity Resource Lexington Fund, a Massachusetts limited partnership ("Lexington Fund" or the "Purchaser"), is offering to purchase 7,500 units ("Units") of limited partnership interests in Boston Financial Apartment Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). Lexington Fund is offering to pay $25 for each Unit, net to the seller in cash, without interest, and less any transfer fee charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 5, 2001 (without regard to the record date, the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute, the "Offer"). If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after March 5, 2001, the amount paid to you in the Offer will NOT be reduced by the amount of any distribution you were not entitled to receive. The transfer fee charged by the General Partner is $10 per unit with a minimum fee of $75 per transaction (not per unit)."


         The seventh paragraph of the Introduction is amended in its entirety to read as follows:


                  "The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 7,500 Units are tendered and not withdrawn, the Purchaser will accept up to 7,500 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. Regardless of the number of Units tendered in the Offer, any Limited Partner tendering 5 or fewer units will be exempt from proration, as long as that Limited Partner tenders all of that Limited Partner's units. See "THE OFFER-Section 15--Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so."


         THE OFFER


         The second paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:


                  "The Offer is conditioned on satisfaction of certain conditions. See "Offer--Section 15--Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if:

                  o the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after March 5, 2001, and that the Partnership will change the address applicable to the holder of the Units tendered in the Offer to Purchaser's address;

                  o the Agreement of Sale is not properly completed and duly executed.

                  Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Limited Partners, (iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) to otherwise amend the Offer."


         The fourth and fifth paragraphs of Section 5--"Extension of Tender Period; Termination; Amendment" are amended in its entirety as follows:


                  "Because Purchaser is offering to purchase less than 100% of the Units, there will be no "subsequent offering period" as defined in Rule 14d-11 of the Exchange Act."


         The first two paragraphs of Section 6--"Certain Tax Consequences" are amended in its entirety as follows:


                  "The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Limited Partners in light of that Limited Partner's specific circumstances, or that may be relevant to Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

                  CONSEQUENCES TO TENDERING LIMITED PARTNERS. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) that Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code
                  Section 752). The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon that Limited Partner's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Limited Partner with respect to those Units, and distributions to a Limited Partner. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.


                  Subject to Code Section 751 (discussed below), the gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Limited Partner as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Limited Partner with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.


                  Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.


                  A portion of Limited Partner's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. That portion will be determined by allocating a Limited Partner's amount realized for a Unit between amounts received in exchange for all or a part of the Limited Partner's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items. Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Limited Partners amount realized that is allocable to Section 751 items and the portion of the Limited Partner's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Limited Partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Limited Partner as a capital asset.


                  Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of that person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Limited Partner is subject to these restrictions and has unused passive losses from prior years, those losses will generally become available upon a sale of Units, provided the Limited Partner sells all of his or her Units. If a Limited Partner does not sell all of his or her Units, the deductibility of those losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his or her remaining Units.


                  Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Purchaser will withhold 10% of the amount realized by a tendering Limited Partner from the Purchase Price payable to that Limited Partner unless the Limited Partner properly completes and signs the Agreement of Sale certifying the accuracy of the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Amounts withheld are creditable against a foreign Limited Partner's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.


                  A Limited Partner who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Limited Partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).


                  CONSEQUENCES TO A NON-TENDERING LIMITED PARTNER. Purchaser anticipates that a Limited Partner who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender."


         The second paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety to read as follows:


                  "The Purchaser established the Offer Price based on its own review of the Partnership, taking into account primarily the prices paid by the Purchaser in its most recent purchases of Units. The Purchaser reviewed the Partnership's original prospectus, the Agreement of Limited Partnership, the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 1999 ("1999 10-K") and the Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 2000 ("September 30, 2000 10-Q"). The Purchaser also considered the fact that on December 8, 2000, it purchased Units for $20.00. Based on the foregoing, the Purchaser determined to offer to purchase Units at a price which reflected a premium over the price the Purchaser had most recently paid for Units."


         The fifth paragraph of Section 10--"Certain Information Concerning the Partnership" is amended in its entirety as follows:

                  "SELECTED FINANCIAL AND PROPERTY-RELATED DATA. Set forth below is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. More comprehensive financial and other information is included in those reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all the financial information and related notes contained in those reports.

            BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP
                             SELECTED FINANCIAL DATA

FROM FORM 10-KSB FOR YEAR ENDING DECEMBER 31, 2000

                                                       BALANCE SHEET

ASSETS
Cash and cash equivalents............................. $  322,496
Interest receivable................................... $   14,450
Marketable securities, at fair value.................. $1,285,916
Due from Local Limited Partnerships................... $  128,040
Investment in Local Limited Partnerships.............. $       --
                                                       ----------
Total Assets.......................................... $1,750,902
                                                       ==========


                        LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:
Accounts payable to affiliate......................... $   11,104
Accounts payable and accrued expenses................. $   43,465
                                                       ----------
         Total Liabilities............................ $   54,569

         Partners' Equity............................. $1,696,333
                                                       ----------
Total Liabilities and Partners' Equity                 $1,750,902
                                                       ==========

                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2000 and 1999


                                                                2000              1999
                                                             ----------       ----------
REVENUE:
Distribution income                                           $128,391        $  126,726
Investment                                                    $102,528        $   63,439
Other                                                           $1,525        $    1,955
                                                             ----------       ----------
Total Revenue                                                 $232,444        $  192,120
                                                             ----------       ----------
EXPENSES:
   General and administrative expenses (includes
   reimbursements to affiliates in the amounts of
   $79,259 and $62,410, respectively)                         $122,661        $  109,653
   Management Fees, related party                             $ 12,839        $   18,924
                                                             ----------       ----------
Total Expenses                                                $135,500        $  128,577
                                                             ----------       ----------
Income before equity in income of Local
Limited Partnerships and loss on disposition                  $ 96,944        $   63,543

Equity in income of Local Limited
Partnerships                                                  $     --        $3,509,392
                                                             ----------       ----------
Gain on liquidation of interests in Local
     Limited Partnerships                                    $ 147,048               --

Net Income                                                    $243,992        $3,572,935
                                                             ==========       ==========
Net Income allocated:
To General Partners                                             $6,318        $   38,271
To Limited Partners                                           $237,674        $3,534,664
                                                             ----------       ----------
                                                             $ 243,992        $3,572,935
                                                             ==========       ==========
Basic income before equity in income of Local
Limited Partnership and loss on disposition of
Interest allocated to the Limited Partners per
Limited Partnership Unit (21,915 Units)                          $4.20        $     2.75
                                                             ==========       ==========
Equity income and loss on disposition of interest
   allocated to the Limited Partners per Limited
   Partnership Unit (21,915 Units)                               $6.64        $   158.84
                                                             ==========       ==========
Basic Net Income per Limited Partnership
   Unit (21,915 Units)                                          $10.84        $   161.29
                                                             ==========       ==========


                            STATEMENTS OF CASH FLOWS

                 For the Years Ended December 31, 2000 and 1999


                                                             2000              1999
                                                        -----------          -----------
Cash flows from operating activities:
   Net income                                              $243,992         $3,572,935
   Adjustments to reconcile net income
   to net cash used for operating activities:
     Equity in income of Local Limited Partnerships              --        ($3,509,392)
     Gain on liquidation of interest in
        Local Limited Partnership                         ($137,048)                --
     Distribution income included in cash distributions
       received from Local Limited Partnerships           ($128,391)         ($126,726)
     Gains on sales of marketable securities                ($1,776)             ($846)
     Increase (decrease) in cash arising from changes
     in operating assets and liabilities:
       Interest receivable                                  ($1,786)           ($1,306)
       Other assets                                              --             $1,475
       Accounts payable to affiliates                        $3,948             $1,943
       Accounts payable and accrued expenses                 $6,285             $4,255
                                                        -----------          -----------
Net cash used for operating activities                     ($14,776)           ($57,662)
                                                        -----------          -----------

Cash flows from investing activities:
   Purchases of marketable securities                   ($1,357,493)        ($1,096,704)
   Proceeds from sales and maturities of
     marketable securities                               $1,151,330            $964,986
   Cash distributions received from Local
     Limited Partnerships                                  $384,282          $3,389,235
                                                        -----------          -----------
Net cash provided by investing activities                  $178,119          $3,257,517
                                                        -----------          -----------

Cash flows from financing activities:
     Cash distribution                                  ($3,200,000)                 --
                                                        -----------          -----------
Net Cash used for financing activities                  ($3,200,000)                 --
                                                        -----------          -----------

Net increase (decrease) in cash and cash equivalents    ($3,036,657)         $3,199,855
Cash and cash equivalents, beginning                     $3,359,153            $159,298
                                                        -----------          -----------
Cash and cash equivalents, ending                          $322,496          $3,359,153
                                                        ===========          ===========
Supplemental Disclosure:
     Non-cash Investing Activities:
      Proceeds from liquidation of Local Limited
      Partnership included in due from Local
      Limited Partnership                                  $128,040                  --
                                                        ===========          ===========


         The first two paragraphs of Section 15--"Certain Conditions to the Offer" are amended in their entirety as follows:

                  "Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if:

                  o the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after March 5, 2001, and that the Partnership will change the address associated with the holder of the Units to Purchaser's address;

                  o the Agreement of Sale is not properly completed and duly executed.

                  The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to that condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion on or prior to the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties."


         ITEM 5--PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTs


         Section 9--"Past Contact and Negotiations with General Partner" is amended by adding the following new paragraph immediately after the first paragraph of such section:


                  "None of the Partnership, the General Partner or any of their affiliates has disclosed to the Purchaser or in any filings made by the Partnership with the SEC, any plans or intentions to liquidate the Partnership."


         ITEM 7--SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIOn


         Section 13--"Source and Amount of Funds" is amended in its entirety as follows:


                  "The Purchaser expects that approximately $187,500 (exclusive of fees and expenses) will be required to purchase 7,500 Units, if tendered. The Purchaser will either use cash on hand or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 7,500 Units. As of April 6, 2001, the Purchaser had over $400,000 in cash on hand and total assets in excess of $2,000,000. No third-party financing is required in connection with the Offer. The Purchaser represents to all tendering Limited Partners that the Purchaser has the financial wherewithal to accept for payment and thereby purchase all 7,500 Units which the Purchaser has offered to purchase in this Offer to Purchase."

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 11, 2001     Equity Resource Lexington Fund Limited Partnership, a
                          Massachusetts limited partnership

                          By:  Equity Resources Group, Inc., its Manager


                          By: /s/ Eggert Dagbjartsson
                              --------------------------------
                              Eggert Dagbjartsson
                              Executive Vice President


                          Equity Resources Group, Inc.



                          By
                              --------------------------------
                              Eggert Dagbjartsson
                              Executive Vice President



                          By: /s/ Eggert Dagbjartsson
                              --------------------------------
                              Eggert Dagbjartsson

                                  EXHIBIT INDEX

------------------ ------------------------------------------------------------
EXHIBIT NO.                        DESCRIPTION
------------------ ------------------------------------------------------------
(a)(1) -           Offer to Purchase, dated March 5, 2001*
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(a)(2) -           Transmittal letter, dated March 5, 2001*
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(a)(3) -           Agreement of Sale*
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(a)(4)             Summary Advertisement*
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(a)(5)--           Supplement #1 to Offer to Purchase, dated , 2001
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(b) -              Not applicable.
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(c) -              Not applicable.
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(d)(1)-            Press Release, dated April 6, 2001*
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(e) -              Not applicable.
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(f) -              Not applicable.
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(g)                Not applicable
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(h)                Not applicable.
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* Previously filed